Exhibit 4.3

APPENDIX I: ADA-ES, INC. INSIDER TRADING POLICY

Why We Have a Policy

The federal securities laws prohibit the purchase or sale of securities by anyone who is aware of material nonpublic information regarding the issuer of such securities. These include shares of ADA-ES, Inc. common stock held in your Retirement Plan held in you. They also prohibit the disclosure of such information to others who then trade in the issuer’s securities (“tippees”). The Securities and Exchange Commission and U.S. attorneys pursue insider trading violations vigorously, and violators are punished severely. A company and its “controlling persons” are subject to liability under the federal securities laws if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors has adopted this Policy both to satisfy the Company’s obligation to prevent insider trading and to help employees avoid the severe consequences associated with violations of the insider trading laws. The Board also wishes to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have all worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

Consequences of Insider Trading Violations

The consequences of an insider trading violation can be severe:

Traders and Tippers. Employees who trade on inside information and tippees are subject to the following penalties:

•	A civil penalty of up to three times the profit gained or loss avoided;

•	A criminal fine of up to $1,000,000 (no matter how small the profit); and

•	A jail term of up to ten years.

An employee who tips information to a person who then trades is subject to the same penalties as the tippee, even if the employee did not trade and did not profit from the tippee’s trading.

Control Persons. If the Company or its supervisory personnel fail to take appropriate steps to prevent illegal insider trading, then they are subject to the following penalties:

•	A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and

•	A criminal penalty of up to $2,500,000.

Company-Imposed Sanctions. If you fail to comply with this Policy, you are subject to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. If you violate the federal securities laws or become subject to an SEC investigation, even if the investigation does not result in prosecution, your reputation could be tarnished and your career could be irreparably damaged.

The Policy

No employee who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1(c) as described below), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends. In addition, no employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier, may trade in that company’s securities until the information becomes public or is no longer material.

Please note that this Policy prohibits even those transactions that you may feel are necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure). The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Disclosure of Information to Others. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum.

If a shareholder or potential shareholder calls to inquire about the status of projects, financials, or other Company-sensitive information, these calls must be directed to the President/Chief Executive Officer or Chief Financial Officer of the Company or to the Company’s investor relation’s consultant, which is currently The Equity Group.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. You should consider any information that could be expected to affect the Company’s stock price, whether it is positive or negative, as material. Some examples of information that ordinarily would be regarded as material are:

•	Projections of future earnings or losses or other earnings guidance;

•	Earnings that are inconsistent with the consensus expectations of the investment community;

•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset;

•	A pending or proposed financing;

•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

•	A change in management;

•	Development of a significant new product, service or process;

•	Impending bankruptcy or the existence of severe liquidity problems;

•	News about a major contract award or cancellation of an existing contract;

•	The gain or loss of a significant business partner;

•	Significant legal exposure due to actual, pending or threatened litigation; and

•	Changes in the Company’s auditors or a notification from the Company’s auditors that the Company may no longer rely on the auditors’ audit report.

Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

When Information is “Public”. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the information is released. If, for example, the Company makes an announcement on a Monday, you should not trade in the Company’s securities until Thursday.

Transactions by Family Members. This Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities). You are responsible for the transactions of these other persons and therefore should make them aware of this Policy.

When and How You Can Trade Company Securities

Trading Windows

Because the Company disseminates material nonpublic information to employees on a regular basis, the Board has determined to prohibit purchases and sales of Company securities at any time other than during the “window” period following release of the Company’s year-end or quarterly earnings announcements (i.e. during the three-week period beginning on the third business day following the date of the earnings release). You may not engage in trading of the Company’s securities in a window period, however, if you are aware of material nonpublic information involving the Company. If you are subject to the Company’s preclearance policy set forth below, you must preclear your transactions even if they are initiated during a window period. To reduce the burden of these restrictions when you expect a need to sell the Company’s securities at a specific time in the future, you may wish to consider entering into a prearranged trading plan for that sale, as discussed below.

From time to time the Company, through the Chief Financial Officer, may close a trading window due to material developments that are not public. In such events, known as event-specific blackouts, the Chief Financial Officer may notify particular individuals that they should not engage in any transactions involving the purchase or sale of the Company’s securities and should not disclose to others the fact that a trading window has been closed. The failure of the Chief Financial Officer to designate you as being subject to an event-specific blackout will not relieve you of the obligation not to trade while aware of material nonpublic information.

If you have an unexpected and urgent need to sell Company securities in order to generate cash at a time other than during a trading window, you may, in appropriate circumstances, be granted a hardship exception. Hardship exceptions may be granted only by the Chief Financial Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Chief Financial Officer concludes that you do not possess any material nonpublic information and that the Company does not know of any such information that could be attributed to you. Under no circumstance will a hardship exception be granted during an event-specific blackout period.

Prearranged Trading Plans

An SEC rule, Rule 10b5-1(c), provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you do not possess material nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material nonpublic information. Arrangements under the rule may specify amount, price and date through a formula or may specify trading parameters that another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions. In addition, if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions, and he or she must not possess any material nonpublic information at the time of the trades. Trading plans can be established for a single trade or a series of trades.

It is important that you properly document the details of a trading plan. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions to Rule I0b5-1(c) that must be satisfied. Please check with your broker or legal advisor on these conditions.

Pre-clearance Procedures for Directors, Executive Officers and Other Designated Employees

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, directors and executive officers of the Company and any other persons designated by the Chief Financial Officer as being subject to the Company’s pre-clearance procedures, together with their family members, may not engage in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from the Chief Financial Officer. A request for pre-clearance should be submitted to the Chief Financial Officer at least two days in advance of the proposed transaction. The Chief Financial Officer is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade.

Any person subject to the pre-clearance requirements who wishes to implement a prearranged trading plan under SEC Rule 10b5-1, as described above, must first pre-clear the plan with the Chief Financial Officer. Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades or establishes a formula for determining the dates, prices and amounts.

Transactions under Company Plans

Please note that this Policy, including compliance with the trading windows described above, applies to transactions under stock incentive, 401(k), and self-directed pension accounts, including the following:

•	any sale of stock as part of a broker-assisted cashless exercise of an option and or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

•	certain elections you may make under the Company’s 401(k) plan, including:

•	an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund,

•	an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund,

•	an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and

•	your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

•	all sales of Company stock purchased pursuant to a 401(k) or self-directed pension plan.

•	all sales of Company stock acquired as a matching contribution made by the Company pursuant to a 401(k) plan.

This Policy does not apply, however, to the following transactions under Company plans:

•	the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements,

•	purchases of Company stock in a 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election, and

•	Company stock acquired as a matching contribution made by the Company pursuant to a 401(k) plan.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any employee to engage in short-term or speculative transactions in the Company’s securities. Accordingly, this Policy prohibits employees from engaging in any of the following transactions:

Short-Term Trading. An employee’s short-term trading of the Company’s securities may be distracting to the employee and may unduly focus the employee on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any employee who purchases Company securities in the open market may not sell any securities of the same class during the six months following the purchase.

Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, this Policy prohibits short sales. Section 16(c) of the Securities Exchange Act of 1934 also prohibits officers and directors from engaging in short sales.

Publicly Traded Options. [Not currently applicable] A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the employee is trading based on inside information. Transactions in options also may focus the employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, this Policy prohibits transactions in puts, calls or other derivative securities on an exchange or in any other organized market. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the employee may no longer have the same objectives as the Company’s other shareholders. Therefore, employees are prohibited from engaging in any such transactions.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Chief Financial Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after your employment terminates. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from Mark McKinnies, the Company’s Chief Financial Officer, whose telephone number is 303.339.8850. Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual employee.

APPENDIX II: INVESTMENT POLICY STATEMENT

Purpose

This investment policy statement describes the long-term investment objectives of the ADA-ES, Inc. Profit Sharing Retirement Plan (the “Plan”), establishes investment principles for the Plan, creates guidelines for evaluating investment decisions, and confirms the Plan’s intent to satisfy the requirements under ERISA section 404(c) and the Department of Labor (DOL) regulations thereunder. ERISA section 404(c) limits the liability of the Plan’s fiduciaries for investment losses resulting from the exercise of participant control over their plan investments. This investment policy statement is intended to assist the fiduciaries in ensuring that the investment options under the Plan:

•	are selected and monitored in accordance with ERISA requirements;

•	are consistent with the Plan’s exclusive purpose of providing retirement benefits to Plan participants and their beneficiaries; and

•	satisfy the requirements of ERISA section 404(c).

Statement of Investment Objectives

The Plan will offer a broad range of investment alternatives (no fewer than three diversified options) that:

•	have materially different risk and return characteristics;

•	enable participants to select investments with risk and return characteristics that are appropriate for their risk tolerance, savings time horizon and financial goals;

•	minimize overall investment risk through diversification; and

•	minimize investment fees and expenses.

Plan investment options will be chosen on the basis of compatibility with Plan objectives and participant demographics.

The Plan intends to provide an appropriate range of investment options that represent various risk and return alternatives. Together, these investment options should permit plan participants to create portfolios consistent with their unique individual circumstances and goals. The Plan will offer investments in the following categories:

•

Growth investments — These investments seek to maximize value over time, but are the most volatile from day to day. They invest primarily in stocks of companies that have a strong potential for growth.

•

Growth-and-income investments — These investments seek to provide both growth and income. They generally aren’t as volatile as growth investments due to a focus on dividend-paying stocks and some bond holdings as well.

•	Equity-income investments — These investments seek current income and long-term growth of capital, primarily through dividends paid by stocks and/or interest paid by bonds.

•

Balanced investments — These investments seek conservation of capital and current income, as well as long-term growth of both capital and income by investing in stocks, bonds and other fixed-income investments.

•	Bond investments — These investments seek to provide current income. Their primary investment vehicle is bonds.

•	Cash-equivalent investments — These investments are the most stable as they try to preserve the original investment but are limited in their ability to keep up with inflation.

•

Self-Directed Brokerage Accounts (SDBA) — offered through TD Ameritrade, this option allows investment selection, at a minimal additional cost to the Plan participant, in most listed, publicly-traded securities and mutual funds.

•	Employer Securities — Investment in ADA-ES, Inc. common stock is also an investment category.

Investments in Employer Securities

With regard to investments in the securities of ADA-ES, Inc. (“employer securities”) by Plan participants, the fiduciaries of the Plan are expected to determine that:

1.	Information relating to the purchase, holding, and sale of employer securities and the exercise of voting, tender and similar rights with respect to employer securities by Plan participants and beneficiaries, is maintained in accordance with procedures which are designed to safeguard the confidentiality of such information (except to the extent necessary to comply with federal or state laws).

2.	The Plan designates a fiduciary who is responsible for ensuring that the procedures for confidentiality described in item 1 are sufficient to safeguard confidentiality and are being followed and that an independent fiduciary is appointed in the circumstances described in item 4.

3.	The name, address and phone number of the fiduciary described in item 2 and a description of the procedures described in item 2 are disclosed to Plan participants.

4.	An independent fiduciary is appointed to carry out duties of the fiduciary described in item 2 in any situation in which the fiduciary described in item 2 determines there is a potential for undue employer influence upon participants and beneficiaries with regard to the direct or indirect exercise of shareholder rights. (The independent fiduciary may not be affiliated with ADA-ES, Inc.)

5.

The employer securities are publicly traded on a national exchange or other generally recognized market, that the securities are traded with sufficient frequency and in sufficient volume to assure that directions to buy or sell the security may be acted upon promptly and efficiently, that voting, tender and similar rights are passed through to participants whose accounts hold the securities and that information provided to shareholders of the securities is provided to participants whose accounts hold the securities. Also, when participants elect to invest their 401(k) contributions in employer securities, separate registration of those securities is required.

6.	As with other Plan investments, the prudence of offering employer securities as a Plan investment.

Guidelines for Evaluating Investment Decisions

To ensure continued compliance with the objectives of this investment policy statement, periodic reviews of the Plan’s investment options and investment expenses will be conducted on at least an annual basis. Such review will be made by comparing the Plan’s investment results to applicable peer group investments or relevant indices over several time frames. The results of the review and the evaluative material used in the review process will become part of the records maintained by the Plan fiduciaries conducting the review. This documentation will include reasons for continuing to offer a particular investment option or for changing an option. The following will be considered in the review of existing Plan options:

•	Do each investment option’s objectives remain consistent with the Plan’s overall investment objectives and goals?

•	Does each investment option remain adequately diversified within the Plan’s overall investment offering?

•	An assessment of the investment results of each investment option, taking into account the following factors:

•	the nature and quality of the investment management services provided to the Plan;

•	the general conditions and trends prevailing in the economy, securities markets and mutual fund industry;

•	the comparison of the results of the investment options with industry benchmarks over a series of different time horizons to avoid over-emphasizing short-term results;

•	the fee structure and expense ratio of selected investment options as compared to other alternatives available in the marketplace; and

•	the experience and qualifications of the personnel providing the investment management services.

ERISA 404(c)

The Plan’s fiduciaries intend the Plan to comply with ERISA section 404(c). In order to permit participants and beneficiaries to exercise control over their individual accounts, participants and beneficiaries will be allowed to:

•	choose from a broad range of investment alternatives and diversify investments within and among investment alternatives;

•	give investment instructions with a frequency that’s appropriate in light of the market volatility of the investment alternatives; and

•	obtain sufficient information to make informed investment decisions.

Participants will choose the investment options for their accounts from among those available for the Plan. Participants may execute exchanges among investment options as often as permitted by the rules adopted for the Plan, but must be given the opportunity to do so no less frequently than quarterly. The fiduciaries of the Plan expect to diligently seek, and whenever possible obtain each individual participant’s investment choices within the Plan’s available option. However, in the event that such choices cannot be obtained in a timely manner, the Plan intends to include an appropriate default investment option that meets DOL regulations. Such regulations are presently in the process of promulgation.

Restriction on Certain Investment Types

Although the Plan intends to provide an appropriate range of investment options that represent various risk and return alternatives, certain investments may not be held in the Plan. These include, except to the extent such investments may be held in publicly-traded mutual funds, short selling, trading on margin, trading options, trading foreign securities (stocks and bonds), trading currencies, trading limited partnerships, trading pink sheets (defined as $5/share or less), trading futures and commodities, trading promissory notes, trading real estate/property, trading collectibles, trading municipal bonds, trading unit investment trust and trading certificates of deposit.

Participant Education and Communication

The Plan will (1) communicate to employees that they have control over and flexibility in investment decisions within their individual accounts, as long as those decisions meet the investment policy guidelines set forth in this policy statement and (2) provide educational material designed to help participants make informed decisions.

Proxy Voting

Responsibility for proxy voting rests with the Plan Sponsor. The Plan Sponsor will review the proxy statements and vote in a manner that’s consistent with the interests of the Plan participants and beneficiaries. If the Plan holds employer stock, proxies for such stock shall be delivered to the participant or beneficiary to whose account the stock is allocated.